SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 19th, June 2006

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Twin Mining Corporation

                                         (Registrant)

Date June 19th, 2006

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

 Web-site:www.twinmining.com  E-mail: info@twinmining.com

Press Release

Toronto, June 19th, 2006

Twin Mining’s Jackson Inlet Microprobe Results Indicate

Encouraging Diamond Potential

Twin Mining Corporation (“Twin Mining”) (TSX-TWG) is pleased to report results of the electron microprobe analyses on diamond indicator minerals extracted by SGS Mineral Services from the final two samples of kimberlite from the 2005 exploration program on the 100 percent owned Jackson Inlet diamond property, Baffin Island, Nunavut.

1)

RC drill hole intersection reveals mineral chemistry of garnet population similar to De Beers’ Victor Kimberlite.

2)

Microprobe results of Anomaly A-2 are consistent with results obtained previously from diamondiferous Freightrain kimberlite.

(SAMPLE) 1:

The 2 kg sample from a 1.83-meter intersection of kimberlite encountered in reverse circulation (RC) drill hole CG1-12 yielded three similar mantle ilmenites and a diverse garnet population which included G10 (0.8%) and G10D (5.5%), megacrystic G1, high TiO2 peridotitic G11 and werhlitic G12. Of particularly interest is a small (2.3%), but significant, population of Group 1 diamond-facies G4D sodium-enriched websteritic/pyroxenitic garnet. This is compositionally similar to such garnets interpreted as the principal source of diamonds recovered from De Beer’s Victor Kimberlite located near Attiwapiskat, Ontario.  The SGS Lakefield report in 2003 stated that "highly depleted sub-calcic Cr-pyrope garnet (G10) and rare high-pressure eclogitic garnet, which are associated with diamonds and occur as inclusions in diamonds, are present, as is mantle ilmenite. Mantle ilmenite compositions indicate that diamond will be highly preserved, if present." The CG1-12 drill hole is located northeast of the Cargo 1 pipe along the 1.7-km trend of kimberlite fragments on frost boil surfaces from which the 2003 samples were collected.

Previous mineral chemistry results from the same area:

Kimberlite from the fragment trail under which hole CG1-12 was drilled yielded clinopyroxenes that were interpreted by SGS Lakefield to have equilibrated with garnet in garnet lherzolite and, using single clinopyroxene geothermometry, to "indicate that all of these clinopyroxenes and host kimberlites erupted from within the diamond stability field. Calculated pressures and temperatures form a linear array coincident with a relatively cool 35 to 40 mW/m2 conductive geotherm similar to that of geothermal arrays for kimberlites from the Slave province in Canada."

Presence of magnetically undetectable kimberlite:

The encouraging chemistry of the CG1-12 drill sample when considered in light of the presence of magnetically undetectable kimberlite along the 1.7-km Cargo 1 fragment trend provides strong justification for focusing additional exploration in the immediate vicinity.  The presence of both the kimberlite dyke underlying the fragment trail and a large portion of the Cargo 1 kimberlite pipe were not apparent from results of ground magnetic surveys. Magnetic susceptibility readings on 7 samples of the kimberlite core from drill hole CG1-05 averaged 0.05 (X 10-3 SI units), when tested by MPH Consulting Ltd., versus 2.49 for hole CG1-04 and an average of 2.26 for the 17 other Cargo 1 samples tested. CG1-05 was a vertical hole 115m northeast of CG1-04. It was stopped at 41m in kimberlite on September 7, 2002 due to ice blockage in the drill supply line, after encountering 32m of kimberlite, 4m of overburden and a 5m interval of limestone.  Hole CG1-04, which also was vertical, encountered kimberlite from 4m to 168.3m and was stopped at 208m in limestone.

(SAMPLE) 2:

The microprobe results on diamond indicator mineral grains from the kimberlite fragments on frost boil surfaces in the immediate vicinity of magnetic anomaly A-2 are consistent with results obtained in previous years on the Freightrain kimberlite, thus providing evidence that the as yet undiscovered source is part of the same intrusive body. Specifically, 11% of garnets are categorized as G10D, a very high proportion of chromite grains (66%) are compositionally similar to chromite inclusions in diamond, and, 100% of clinopyroxene grains are interpreted to be of mantle origin as well as 100% of olivines.  The anomaly A-2 is located 450m northeast of the Freightrain kimberlite (see press releases of March 21, 2006 and July 14, 2004).

The Jackson Inlet Exploration program has been under the direction of Dallas Davis, P.Geol. (NT/NU) a Qualified Person under NI 43-101.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic, the advanced development stage Atlanta Gold Mine in Idaho, U.S.A. and the Abitibi gold properties under exploration in Quebec.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO, Twin Mining Corporation

          Tel.:(416) 777-0013   Fax: (416) 777-0014 E-mail: info@twinmining.com

           Badshah Communications Group Ltd.

           Tel.: (604) 408.7522   or Toll Free: 1 866 857 7522

                                                           Fax: (604) 408.7528    E-mail: anwarbad@hotmail.com